KPMG LLP
4200 Norwest Center
90 South Seventh Street
Minneapolis, MN  55402



                        Independent Auditors' Consent


The Board of Directors of Preferred Life Insurance Company of New York and the Contract Owners of Preferred Life Variable Account C:

We consent to the use of our report dated February 4, 2000, on the financial statements of Preferred Life Variable Account C and our report dated February 7, 2000, on the consolidated financial statements of Preferred Life Insurance Company of New York included herein and to the reference to our Firm under the heading "EXPERTS".

Our report dated February 7, 2000 on the consolidated financial statements of Preferred Life Insurance Company of North America refers to a change in the method of calculating deferred acquisition costs and future benefit reserves for two-tiered annuities.



                                 KPMG LLP



Minneapolis, Minnesota
December 11, 2000